                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                              REXENE CORPORATION
________________________________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, $.01 par value
________________________________________________________________________________
                         (Title of class of securities)

                                  7616831010
                     -------------------------------------
                                 (CUSIP number)

                              Guy P. Wyser-Pratte
                                 63 Wall Street
                            New York, New York 10005
                                  212-495-5350

(Name, address and telephone number of person authorized to receive notices and communications)
________________________________________________________________________________

                                October 24, 1996
                     -------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                             (Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   GUY P. WYSER-PRATTE      SOCIAL SECURITY NO. ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   PF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


  NUMBER OF                  7    SOLE VOTING POWER

   SHARES                         922,800

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         922,800

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    922,800


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.91%

14  TYPE OF REPORTING PERSON *

    IN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 7616831010
---------------------------------------------------------------------------------


1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   SPEAR, LEEDS & KELLOGG             IRS IDENTIFICATION NO. 13-5515160


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)
                                                             (B) [x]


3  SEC USE ONLY


4  SOURCE OF FUNDS*

   WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(D) OR 2(E)                                         [_]



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   NEW YORK


  NUMBER OF                  7    SOLE VOTING POWER

   SHARES                         918,400

BENEFICIALLY                 8    SHARED VOTING POWER

OWNED BY EACH                     0

  REPORTING                  9    SOLE DISPOSITIVE POWER

   PERSON                         918,400

    WITH                     10   SHARED DISPOSITIVE POWER

                                  0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    918,400


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.88%

14  TYPE OF REPORTING PERSON *

    BD;PN
=================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Preamble

     This Amendment No. 1 to Schedule 13D (this "Amendment") should be read in conjunction with the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 15, 1996 by Guy P. Wyser-Pratte ("Wyser-Pratte") and Spear, Leeds & Kellogg ("Spear Leeds" and, together with Wyser-Pratte, the "Reporting Persons") relating to the shares of Common Stock, par value $.01 per share (the "Shares"), of Rexene Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D only with respect to Items 3 and 5. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     The aggregate purchase price of the 922,800 shares of Common Stock owned by Wyser-Pratte, the Wyser-Pratte Partnerships and the Wyser-Pratte Accounts was $11,131,940, inclusive of brokerage commissions. Each of Wyser-Pratte, the Wyser-Pratte Partnerships and the Wyser-Pratte Accounts used their own assets to purchase such shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

     The aggregate purchase price of the 918,400 shares of Common Stock beneficially owned by Spear Leeds was $10,878,837, inclusive of brokerage commissions. The funds used to purchase such shares were obtained from Spear Leeds' working capital, which may at any given time include funds borrowed in the ordinary course of its general business activities from banks and/or margin accounts.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     (a) and (b) As of October 25, 1996, Wyser-Pratte owns beneficially (inclusive of shares beneficially owned by Wyser-Pratte Management and Wyser-Pratte LP) 922,800 shares of the Common Stock, representing approximately 4.91% of the 18,804,034 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Form 10-Q"). In addition, as of October 25, 1996, 52,000 shares of the Common Stock, representing approximately .28% of the 18,804,034 shares of Common
Stock outstanding as reported in the Form 10-Q, were held by clients of Wyser-Pratte & Co., Inc. ("Wyser-Pratte & Co."), a registered broker-dealer of which Wyser-Pratte is the President and sole director, in certain brokerage accounts maintained with Wyser-Pratte & Co. (the "Wyser-Pratte Brokerage Accounts"). Neither Wyser-Pratte nor Wyser-Pratte & Co. has any voting or investment power or authority with respect to shares of Common Stock held in the Wyser-Pratte Brokerage Accounts and both Wyser-Pratte and Wyser-Pratte & Co. disclaim beneficial ownership of such shares. The reference in this Schedule 13D to shares of Common Stock held in the Wyser-Pratte Brokerage Accounts is included solely in an effort to provide the fullest possible disclosure relating to matters covered by this Schedule 13D and shall not be construed as an admission that either Wyser-Pratte or Wyser-Pratte & Co. has or shares investment and/or voting power or is otherwise the beneficial owner of those shares of Common Stock held in the Wyser-Pratte Brokerage Accounts for purposes of Section 13(d) or Section 13(g) of the Exchange Act. Wyser-Pratte disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any other person which is or may be deemed to be a member of a group with any of the Reporting Persons.

     As of October 25, 1996, Spear Leeds owns beneficially 918,400 shares of Common Stock, representing approximately 4.88% of the 18,804,034 shares of Common Stock outstanding as reported in the Form 10-Q. Spear Leeds disclaims beneficial ownership of shares of Common Stock which are or may be deemed to be beneficially owned by or on behalf of any other person which is or may be deemed to be a member of a group with any of the Reporting Persons.

     As of October 25, 1996, the Reporting Persons collectively own beneficially 1,841,200 shares of Common Stock, representing approximately 9.79% of the 18,804,034 shares of Common Stock outstanding as reported in the Form 10-Q.

     (c) Information with respect to all transactions in the shares of Common Stock beneficially owned by Wyser-Pratte which were effected during the past sixty days is set forth in Schedule C hereto and incorporated herein by
                           ----------
reference.

     Information with respect to all transactions in the shares of Common Stock beneficially owned by Spear Leeds which were effected in the past sixty days is set forth in Schedule D hereto and incorporated herein by reference.
             ----------

     (d)  None.

     (e)  Not applicable.

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  October 28, 1996      By:    /s/ Guy P. Wyser-Pratte
                                       ---------------------------------------
                                       Guy P. Wyser-Pratte

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                   SPEAR, LEEDS & KELLOGG



     Dated:  October 28, 1996      By:    /s/ Fred Kambeitz
                                          ---------------------------------
                                          Name: Fred Kambeitz
                                          Title: Managing Director

                                   SCHEDULE C
                                   ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                  BY WYSER-PRATTE DURING THE PAST SIXTY DAYS



                    Number of Shares
                     of Common Stock         Price
Date               Purchased/(Sold)(1)    Per Share(2)
-----------------  -------------------    -------------

08-27-96                  9,700              11.1250
08-27-96                  3,800              11.1250
08-27-96                  5,000              11.1250
08-27-96                  4,300              11.1250
08-27-96                  1,000              11.1250
08-27-96                  2,000              11.1250
08-27-96                  1,700              11.1250
08-28-96                 41,300              11.2815
08-28-96                 15,800              11.2815
08-28-96                 22,900              11.2815
08-28-96                  4,200              11.2815
08-28-96                  8,600              11.2815
08-28-96                  7,200              11.2815
08-29-96                 82,500              11.3141
08-29-96                 31,800              11.3141
08-29-96                 40,900              11.3141
08-29-96                  8,200              11.3141
08-29-96                 16,700              11.3141
08-29-96                 14,900              11.3141
08-30-96                 16,900              11.4963
08-30-96                  6,500              11.4963
08-30-96                  8,400              11.4963
08-30-96                  1,700              11.4963
08-30-96                  3,500              11.4963
08-30-96                  3,000              11.4963
09-17-96                  3,000              11.5000
09-17-96                  2,000              11.5000
09-19-96                  7,300              11.6956
09-19-96                  5,400              11.6956
09-19-96                  7,300              11.6956
09-19-96                  1,400              11.6956
09-19-96                  2,900              11.6956
09-19-96                  2,500              11.6956
09-30-96                  1,000              11.8750
09-30-96                    500              12.0000
10-03-96                  5,700              12.0000
10-03-96                 25,600              11.8750
10-03-96                 62,500              12.0000
10-03-96                 16,000              12.0000
10-03-96                  9,200              11.8750
10-03-96                  2,000              12.0000
10-03-96                  2,700              11.8750

10-03-96                  600          12.0000
10-03-96                6,500          12.0000
10-03-96               11,200          12.0000
10-03-96                1,100          12.0000
10-03-96                5,100          11.8750
10-03-96                5,000          12.0000
10-03-96                  800          12.0000
10-03-96                4,000          11.8750
10-03-96             (101,200)         11.8996
10-04-96               38,600          12.0357
10-04-96               13,800          12.0357
10-04-96                3,900          12.0357
10-04-96                7,800          12.0357
10-04-96                5,900          12.0357
10-07-96                7,500          12.1250
10-08-96                7,000          12.1250
10-08-96                  400          12.0000
10-08-96                2,800          12.1250
10-08-96                  800          12.1250
10-08-96                1,700          12.1250
10-08-96                1,200          12.1250
10-09-96                9,000          12.2500
10-09-96               10,800          12.1250
10-09-96                4,500          12.1250
10-09-96                2,500          12.2500
10-09-96                2,000          12.1250
10-09-96                2,900          12.1250
10-09-96                1,000          12.2500
10-09-96                3,000          12.1250
10-10-96                5,400          12.5000
10-11-96               26,800          12.9706
10-14-96                6,300          13.0000
10-15-96               10,000          12.8750
10-15-96               19,500          12.9038
10-21-96               20,000          12.8750
10-23-96               25,000          13.0000
10-24-96               25,000          13.0000
10-25-96              124,400          13.0000
                     --------
 Total:               842,100

 ---------------------------
 (1)  All transactions were effected on the New York Stock Exchange.
 (2)  Excludes brokerage commissions.

                                   SCHEDULE D
                                   ----------

                   INFORMATION WITH RESPECT TO TRANSACTIONS
                       OF THE REGISTRANT'S COMMON STOCK
                   BY SPEAR LEEDS DURING THE PAST SIXTY DAYS



                   Number of Shares
                   of Common Stock          Price
Date               Purchased/(Sold)(1)   Per Share(2)
-----------        ---------------      -------------

08-28-96               10,000              11.2500
08-29-96               25,000              11.4500
08-29-96                  600              11.3750
08-30-96               15,000              11.5000
09-03-96               24,800              11.3750
09-04-96                5,000              11.7500
09-05-96               50,000              11.7500
09-06-96                5,000              11.6250
09-09-96               22,000              11.8750
09-09-96                3,100              11.6250
09-09-96               10,000              11.7500
09-10-96                  200              11.8750
09-12-96               40,000              12.1250
09-13-96                8,800              12.1250
09-16-96                5,000              11.8750
09-16-96                5,000              11.7500
10-03-96               46,600              11.8750
10-03-96               10,200              12.0000
10-04-96               20,000              12.1250
10-04-96               50,000              12.0000
10-07-96                7,500              12.1250
10-08-96                  400              12.0000
10-08-96               15,500              12.1250
10-09-96               12,500              12.2500
10-09-96               23,200              12.1250
10-10-96                5,400              12.5000
10-11-96               20,500              13.0000
10-11-96                6,300              12.8750
10-14-96                6,300              13.0000
10-15-96               10,000              12.8750
10-15-96               10,000              12.8750
10-15-96                5,000              13.0000
10-15-96                2,500              12.7500
10-15-96                2,000              13.0000
10-21-96               10,000              12.7500
10-21-96               10,000              13.0000
10-23-96               25,000              13.0000
10-24-96               25,000              13.0000
10-25-96               94,400              13.0000
10-25-96               30,100              13.0000
                      -------
  Total:              677,900

---------------------------
(1) Unless otherwise indicated, all transactions were effected on the New York Stock Exchange.
(2)  Excludes brokerage commissions.
(3)  Effected on the over-the-counter market